Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed financial information is presented to illustrate the effects of the acquisition (the “Acquisition”) by DHT Holdings, Inc. (“DHT” or the “Company”) of all the shares in Samco Shipholding Pte Ltd (“Samco”) which was announced on September 9, 2014 and the issuance by DHT of  $150 million of additional equity; as well as $150 million in Convertible Senior Notes due 2019 (the “Notes”). The Notes and the Acquisition is described in “Note 1: Description of Transaction”. The Acquisition and the related share issuance and Notes issuance are hereafter referred to as the Transaction.

The unaudited pro forma condensed financial information has been prepared to show how the Transaction might have affected DHT’s consolidated income statement for 2013 and the unaudited condensed consolidated income statement for January 1 to June 30, 2014 if the Transaction occurred on January 1, 2013, and the unaudited condensed consolidated statement of financial position as of June 30, 2014 if the Transaction occurred on June 30, 2014.

The unaudited pro forma condensed financial information has been prepared by management in accordance with the regulations of the Securities and Exchange Commission (the “SEC”) for illustrative purposes only. The pro forma adjustments, as described in more detail in the accompanying notes, are based on available information and certain assumptions. Because of its nature, the unaudited pro forma condensed financial information addresses a hypothetical situation and, therefore, does not represent DHT’s actual financial position or results of operation or the financial position had the Transaction actually occurred on those dates. It also does not represent the financial position or results for any future period. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed financial information. Investors are cautioned not to place undue reliance on this unaudited pro forma condensed financial information.

The historical financial information has been adjusted to give effect to the pro forma events that are (1) directly attributable to the Acquisition, (2) factually supportable and (3) with respect to the income statement information, expected to have continuing impact. Certain financial information of Samco as presented in its financial statements has been reclassified to conform to the historical presentation in DHT’s consolidated financial statements for purposes of preparation of the unaudited pro forma condensed financial information as described in Note 4 “Presentation adjustments”.

The unaudited pro forma condensed financial information does not give effect to any (i) integration cost that may be incurred as a result of the Acquisition, (ii) synergies, cost savings or operating efficiencies that may result from the Acquisition, or (iii) restructuring costs that may be incurred to integrate the acquired activities.

The unaudited pro forma condensed financial statements were derived from and should be read in conjunction with:
•
DHT’s audited annual consolidated financial statements and notes thereto for the year ended December 31, 2013 contained in DHT’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 3, 2014;

•	DHT’s unaudited interim consolidated financial statements and notes thereto for the six months ended June 30, 2014 and 2013 included in this document;
•	Samco’s audited annual consolidated financial statements and notes thereto for each of the two years ended December 31, 2013 and 2012 included in this document;
•	Samco’s unaudited interim consolidated financial statements and notes thereto for the six months ended June 30, 2014 and 2013 included in this document.

UNAUDITED PRO FORMA CONDENSED INCOME STATEMENT
For the year ended December 31, 2013
($ in thousands except per share amounts)

	Historical financial information		Pro forma adjustments		Pro forma
	DHT	Samco

	Jan. 1 - Dec. 31, 2013	Jan. 1 - Dec. 31, 2013	from DHT's acquisition of Samco	Notes	Jan. 1 - Dec. 31, 2013

Shipping revenues	87,012	78,401	-		165,413

Operating expenses
Voyage expenses	(25,400)	-	35	6 (c )	(25,365)
Vessel operating expenses	(24,879)	(28,327)	-		(53,206)
Depreciation and amortization	(26,230)	(24,781)	(17,056)	6 (a) (b)	(68,067)
Profit/(loss) sale of vessel	(669)	74	-		(595)
General and administrative expense	(8,827)	(3,003)	-		(11,830)
Total operating expenses	(86,005)	(56,037)	(17,021)		(159,063)

Operating income	1,007	22,364	(17,021)		6,350

Share of results from investments in associated company	-	302	(35)	6 (c )	267
Interest income	182	206	-		388
Interest expense	(4,784)	(17,685)	(11,839)	6 (d) (e)	(34,308)
Other financial income/(expenses)	(325)	(2,951)	-		(3,276)
Profit/(loss) before tax	(3,919)	2,236	(28,895)		(30,579)

Income tax expense	(207)	(15)	-	6 (f)	(222)
Net income/(loss) after tax	(4,126)	2,221	(28,895)		(30,801)

Basic net income (loss) per share	(0.24)				(0.76)
Diluted net income (loss) per share	(0.24)				(0.76)

Weighted number of shares (basic)	17,541,310		23,076,923	6 (g)	40,618,233
Weighted number of shares (diluted)	17,555,110		23,076,923	6 (g)	40,632,033

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements

UNAUDITED PRO FORMA CONDENSED INCOME STATEMENT
For the six months ended June 30, 2014
($ in thousands except per share amounts)

	Historical financial information		Pro forma
			adjustments		Pro forma
	DHT	Samco
	Jan. 1 - Jun. 30, 2014	Jan. 1 - Jun. 30, 2014	from DHT's acquisition of Samco	Notes	Jan. 1 - Jun. 30, 2014

Shipping revenues	43,868	41,996	-		85,864
Insurance claims	-	3,611			3,611

Operating expenses
Voyage expenses	(11,511)	-	-		(11,511)
Vessel operating expenses	(17,635)	(12,869)	15	6 (c)	(30,489)
Depreciation and amortization	(15,330)	(11,884)	(6,620)	6 (a) (b)	(33,834)
Profit/(loss) sale of vessel	-	-	-		-
General and administrative expense	(5,525)	(1,604)	-		(7,129)
Total operating expenses	(50,001)	(26,357)	(6,605)		(82,963)

Operating income	(6,133)	19,250	(6,604)		6,513

Share of results from investments in associated company	-	160	(21)	6 (c)	139
Interest income	280	95	-		375
Interest expense	(2,662)	(7,789)	(5,908)	6 (d) (e)	(16,359)
Other financial income/(expenses)	(89)	(1,526)	-		(1,615)
Profit/(loss) before tax	(8,604)	10,190	(12,534)		(10,948)

Income tax expense	70	(7)	-	6 (f)	63
Net income/(loss) after tax	(8,534)	10,183	(12,534)		(10,885)

Basic net income (loss) per share	(0.13)				(0.13)
Diluted net income (loss) per share	(0.13)				(0.13)

Weighted number of shares (basic)	63,281,581		23,076,923	6 (g)	86,358,504
Weighted number of shares (diluted)	63,281,581		23,076,923	6 (g)	86,358,504

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements

UNAUDITED PRO FORMA CONDENSED FINANCIAL POSITION
As of June 30, 2014
($ in thousands)

	Historical financial information		Pro forma
			adjustments		Pro forma

			from DHT's acquisition of Samco
	DHT	Samco
	June 30, 2014	June 30, 2014	June 30, 2014	Notes	June 30, 2014

ASSETS
Current assets
Cash and cash equivalents	146,224	58,748	(30,336)	6 (h)	174,636
Accounts receivable and accrued revenues	12,231	14,613	-		26,844
Prepaid expenses	1,574	-	-		1,574
Bunkers, lube oil and consumables	6,466	2,190	-		8,656
Total current assets	166,495	75,551	(30,336)		211,710

Non-current assets
Vessels	401,261	533,768	46,988	6 (i)	982,017
Advances for vessels under construction	132,753	-	-		132,753
Investment in associated company	-	963	1,795	6 (j)	2,758
Other property, plant and equipment	233	19	-		252
Total non-current assets	534,247	534,750	48,783		1,117,780

Total assets	700,742	610,301	18,447		1,329,490

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	8,179	8,547	-		16,726
Current portion long term debt	6,469	48,677	-		55,146
Derivative financial liabilites	-	4,233	-		4,233
Deferred shipping revenue	1,231	-	-		1,231
Total current liabilities	15,879	61,457	-		77,336

Non-current liabilities
Long term debt	196,157	269,989	125,608	6 (k) (l)	591,754
Derivative financial liabilites	-	8,082	-		8,082
Total non-current liabilities	196,157	278,071	125,608		599,836

Total liabilities	212,036	339,528	125,608		677,172

Stockholders' equity
Stock	694	51,626	(51,395)	6 (m)	925
Additional paid-in capital	707,361	-	166,232	6 (m)	873,593
Retained earnings/(deficit)	(221,990)	227,106	(229,956)	6 (m)	(224,841)
Other reserves	2,642	(7,959)	7,959		2,642
Total stockholders’ equity	488,707	270,773	(107,161)		652,319

Total liabilities and stockholders' equity	700,742	610,301	18,447		1,329,490

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS
For the year ended December 31, 2013 and as of and for the six months ended June 30, 2014
($ in thousands except as otherwise stated and per share amounts)

1.	Description of the Transaction

On September 9, 2014 DHT Holdings, Inc. (“DHT” or the “Company”) announced that the Company and the shareholders of Samco Shipholding Pte Ltd (“Samco”) had entered into a Stock Purchase Agreement where the Company will acquire all of the shares of Samco for a cash consideration of $317 million (the “Acquisition”). Samco owns seven VLCCs as well as an investment in an associated company. In connection with the Acquisition DHT expects to raise $150 million in additional equity (assuming 23,076,923 shares at an assumed share price of $6.50) and issue $150 million in Convertible Senior Notes due 2019 (the “Notes”). For the purpose of the unaudited pro forma condensed financial information, it has been assumed that the Notes will accrue interest at a rate of 4.4% per annum, payable semi-annually in arrears. The conversion price is assumed to be $8.125 per share of common stock (equal to a premium of 25% to the assumed price at which the commons stock will be sold to investors in the concurrent stock offering).

Closing of the Acquisition is expected to occur September 9, 2014. There is a condition for the Acquisition that DHT is able to raise financing with aggregate net proceeds of not less than $290 million as soon as reasonably practical. DHT shall not be required to sell any of its shares of common stock at a price less than $7.50 per share. The successful financing is a prerequisite for the Acquisition. The Acquisition and the related share issuance and financing are hereafter referred to as the Transaction.

2.	Basis of Presentation

The unaudited pro forma condensed financial information has been prepared to show how the Transaction might have affected DHT’s consolidated income statement for 2013 and the unaudited condensed consolidated income statement for  January 1, 2014 to June 30, 2014 if the Transaction occurred on January 1, 2013, and the unaudited condensed consolidated statement of financial position as of June 30, 2014 if the Acquisition occurred on June 30, 2014 and taking into the effect of the equity and the Notes to be issued by DHT to finance the Acquisition.

The Acquisition will be accounted for using the acquisition method in accordance with IFRS 3 Business Combinations (“IFRS 3”).

In connection with the Transaction, DHT will incur approximately $13,350 in expenses, which comprise $10,500 in underwriters’ fees and $1,900 legal, auditing and advisory costs related to the equity and convertible notes issue, $600 in stamp duties and $350 in financing cost related to the amendment of Samco’s credit facilities. The effect of the transaction costs are not reflected in the unaudited pro forma condensed income statements as they do not have a continuing impact; instead, such costs are reflected in the unaudited pro forma condensed balance sheet as of June 30, 2014 as a reduction to cash and cash equivalents additional paid in equity, long-term debt and retained earnings as set out in Note 6.  Legal, audit and advisory costs and stamp duties will be recognized as costs in the period as they are incurred. Financing costs will be amortized as part of interest expense using the effective interest method over the terms of the applicable financing.

3.	Accounting policies

The financial statements of DHT and Samco are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). No differences other than presentation adjustments have been identified between Samco’s and DHT’s accounting policies for purposes of the unaudited pro forma condensed financial information. The unaudited pro forma condensed financial information does not include all of the information required for financial statements under IFRS, and should be read in conjunction with the historical information.

4.	Presentation adjustments

The following adjustments were made to Samco’s financial statements to align them to the presentation of DHT:
•	$2,190 previously presented as “inventory” has been presented together with bunkers as of June 30, 2014, and the financial reporting line has been renamed “Bunkers, lube oil and consumables”
•	Interest income and interest expenses has been presented separately in the income statements
•	$9,315 presented as “Finance expense” for the six months ended June 30, 2014, has been reclassified to “Interest expense” and “Other financial expenses”

5.	Purchase Accounting

DHT will account for the Acquisition as a business combination under IFRS 3. Samco’s assets and liabilities will be measured at fair value as of the date of acquisition. DHT has for the purposes of the unaudited pro forma condensed financial information performed a preliminary purchase price allocation and estimated the fair value of Samco’s assets and liabilities.

The total consideration for the business combination is USD $317.0 million and will be settled in cash. The acquisition of Samco is considered to be a business combination under IFRS 3 and consequently all assets acquired and liabilities assumed are accounted for at its fair value at the acquisition date. Based on the preliminary purchase price allocation assuming that the Acquisition occurred as of June 30, 2014, the fair value of the assets and liabilities acquired are as follows and further described below:

	Samco	Fair Value adjustments	Fair value of assets and liabilities
	June 30, 2014	June 30, 2014	June 30, 2014

Assets
Time charter contracts	$-	$31,400	$31,400
Other PPE	19	-	19
Vessels	533,768	15,588	549,356
Associated company	963	1,795	2,758
Accounts receivables	14,613	-	14,613
Inventories	2,190	-	2,190
Cash, bank and marketable securities	58,748	-	58,748
Total assets	$610,301	$48,783	$659,084

Long-term liabilities, interest-bearing	278,071	2,570	280,641
Current liabilities, interest-bearing	52,910	-	52,910
Accounts payable	8,547	-	8,547
Total liabilities	339,528	2,570	342,098

Net assets and liabilities	$270,773	$46,213	$316,986

The above allocation forms the basis for the presentation of the fair value adjustments for assets and liabilities in the unaudited pro forma condensed statement of financial position and the amortization and depreciation charges and interest expense in the unaudited pro forma condensed income statements.

The preliminary purchase price allocation is based upon the information available and is subject to change. The main uncertainty relates to the consideration to be paid, the working capital and the fair value of the time charter contracts which needs to be determined at the date of acquisition. The final purchase price allocation is expected in Q3 2014. Therefore, the final allocation and the resulting goodwill may significantly differ from this preliminary allocation and this could materially have affected the amortization of the time charter contracts in the unaudited pro forma condensed income statement and the presentation in the unaudited pro forma condensed statement of financial position.

Vessels
Samco owns seven VLCCs; Samco Amazon, Samco Redwood, Samco Sundarbans, Samco China, Samco Taiga, Samco Scandinavia and Samco Europe. The estimated fair value of the vessels is $549.4 million. The vessels will be depreciated on a straight-line basis over their remaining useful lives taking residual values into consideration. DHT estimates the useful lives for such vessels to be 20 years. A component related to drydocking will be depreciated separately over the period to the next drydocking.

Time charter contracts
Five of the seven vessels are on time charter contracts at rates in excess of current rates for the remaining period of the charters.  As such, the charters are considered to be favorable time charter agreements. The fair value of the charter contracts is calculated as the net present value of the difference between the charter rate stipulated in the charter agreements and the estimated current charter rate for a charter with the same remaining charter period entered into on June 30, 2014. The favorable charter contracts are consistently with the requirements of IFRS 3 recognized as a part of the vessels, but amortized separately over the remaining contracted charter periods.

Associated company
Samco owns 50% of the shares in Goodwood Ship Management Pte. Ltd. (“Goodwood”). The investment is accounted for as an associated company under the equity method of accounting.  The fair value of Samco’s 50% ownership in the associated company is estimated to be $2,758. The excess value has been attributed to goodwill and is included and reported as “Investment in associated company”, which will not be amortized but assessed for impairment and therefore no depreciation or amortization is included in the unaudited pro forma condensed income statements.

Long-term interest bearing debt
The fair value of the debt for Samco as June 30, 2014 was estimated to be $2,570 higher than the book value of the debt based on comparable recent loan offers.

6.	Pro forma adjustments

This note should be read in conjunction with Note 1 to 5.

The following presents the pro forma adjustments in connection with the Acquisition to give effect to the Acquisition as if it had occurred on January 1, 2013 for the purposes of the unaudited pro forma condensed statements of income and on June 30, 2014 for the purposes of the unaudited pro forma condensed statement of financial position.

(a)	To adjust depreciation of vessels

	For the year ended	For the six months
	December 31, 2013	ended June 30, 2014
Eliminate historical deprecation	$(24,781)	$(11,884)
Depreciation of acquired assets
Depreciation of vessels	25,936	12,861
Depreciation of drydocking	2,740	1,359
Depreciation of other assets	41	3
Total	$3,936	$2,339

The pro forma adjustment to depreciation reflects depreciation as it would have been assuming the Acquisition occurred on January 1, 2013. The depreciation is calculated on a straight-line basis adjusted for residual value, assuming useful lives of 20 years (remaining useful lives for the vessels are 12-18 years). A drydocking component has been identified and separately depreciated based on the estimated amount of drydocking and the estimated time to the next drydocking.

(b)	To adjust for amortization of favorable time charter contracts

The fair value of the favorable time charter contracts estimated as of June 30, 2014 is consistent with the requirements of IFRS 3 recognized as a part of the vessels, but amortized separately on a straight line basis over the remaining contracted charter periods, which range from six months to seven years.

The impact on “Depreciation and amortization” resulting from the amortization of the fair value of the favorable contracts was $13,120 and $4,281, respectively, for the year ended December 31, 2013 and the six months ended June 30, 2014.

(c)	To eliminate profit related to transactions between DHT and Samco

Goodwood, an associated company of Samco, has crewing and technical management agreements for DHT’s vessels. Goodwood is accounted for under the equity method of accounting. A proportionate share (50%) of the estimated profits related to DHT’s vessels based on the number of DHT vessels compared to the total vessels under management. This resulted in $35 and $21, respectively being eliminated for the year ended December 31, 2013 and the six months ended June 30, 2014.

(d)	To adjust for fair value of debt and the interest expense related financing

As described in Note 5 Purchase Accounting, the fair value of the debt for Samco as of June 30, 2014 was estimated to be $2,570 higher than the book value. The net excess value has been amortized over the estimated remaining periods of the loans, and was adjusted for as reduced interest expense of $259 for the year ended December 31, 2013 and $130 for the six months ended June 30, 2014.

The Acquisition resulted in new terms of one of Samco’s debt agreements and resulted in an increased margin. The resulting effect on interest rate has been reflected with $369 and $173 for the year ended December 31, 2013 and the six months ended June 30, 2014.

(e)	To adjust for the interest expense related to Notes

The pro forma impact of the expected issuance of $150 million in Notes described in Note 1 is additional interest expense of $11,730 and $5,865 for the year ended December 31, 2013 and the six months ended June 30, 2014 based on the assumed effective interest of the notes.

The actual interest rate may vary from the assumed interest rate.  An increase or decrease of 1/8% in the assumed interest rate would result in a $159 and $80 change in the unaudited pro forma interest expense for the year ended December 31, 2013 and the six months ended June 30, 2014.

(f)	Taxes

There are no tax effects related to the pro forma adjustments as it is assumed that the companies are not being subject to income taxes.

(g)	The unaudited pro forma basic and diluted earnings per share for the periods presented have been adjusted by the shares issued by DHT in connection with the Acquisition.

The unaudited pro forma basic and diluted earnings per share for the periods presented have been adjusted by the 23,076,923 shares issued by DHT in connection with the Acquisition.

(h)	To adjust for the impact on cash and cash equivalents of the Acquisition, related funding and estimated transaction costs

As described in Notes 1 and 2 the Acquisition price of $316,986 was financed by issuance of $150 million in Notes and $150 million in new shares. The table below shows the impact on cash and cash equivalents of the Acquisition, related funding and the estimated transaction costs:

As of June 30, 2014
Net proceeds from equity issue	$144,750
Net proceeds from issue of convertible senior notes	144,750
Estimated transaction cost	(2,850)
Purchase price	(316,986)
Total	$(30,336)

(i)	To adjust the vessel values based on preliminary purchase price allocation

As a result of the purchase price allocation described in Note 5 the vessels were adjusted as follows:

As of June 30, 2014
Eliminate historical value of vessels	$(533,768)
Preliminary fair value of vessels	549,356
Preliminary fair value of favorable time charter contracts	31,400
Total	$46,988

(j)	To adjust the investment in associated company based on preliminary purchase price allocation

As a result of the purchase price allocation described in Note 5, the fair value of the associated company was determined to be $2,758, which resulted in an excess value of $1,795 being included in the unaudited pro forma condensed statement of financial position as of June 30, 2014.

(k)	To adjust the value of long-term debt based on preliminary purchase allocations

As a result of the purchase price allocation described in Note 5 the long-term debt was adjusted as follows:

As of June 30, 2014
Eliminate historical value of long-term debt	$(269,989)
Preliminary fair value of long-term debt	272,559
Total	$2,570

(l)	To record the financial liability related to the $150 million Notes issued in connection with the Acquisition

As described in Note 1 the Acquisition will partly be financed through the expected issuance of $150 million in Notes. Based on the evaluation of the underlying conversion rights, the Notes shall be accounted for as financial liabilities in accordance with IAS 39, with the conversion rights accounted for as equity instruments. Based on fair values $22,500 has been attributed to equity and recorded as additional paid-in capital and $127,500 has been attributed to liability. Underwriters’ fees of $5,250 related to the Notes have been recorded with $788 against equity and $4,463 together with the liability related to Notes. The net pro forma adjustment on long-term debt related to the Notes is $123,038.

(m)	To record the Acquisition and share issuance in DHT and the equity effect of the Notes

As described in Note 1 the Acquisition will be financed through the expected issuance of $150 million of additional equity (assuming 23,076,923 shares at an assumed share price of $6.50). In addition DHT intends to issue $150 million in Notes which as described in Note 6(l) will be accounted for as liability and equity in accordance with IFRS. In connection with the issuance of shares and convertible bonds, DHT will incur expenses as set out in Note 2. The tables below summarize the pro forma adjustments in the components of equity as of June 30, 2014.

As of June 30, 2014
23,076,923 new shares at par value $0.01	$231
Elimination of share capital in Samco	(51,626)
Pro forma adjustment stock	$(51,395)

As of June 30, 2014
Issuance of 23,076,923 new shares less par value	$149,769
Share issuance cost	(5,250)
Equity element Convertible Senior Notes - see Note 6(l)	22,500
Costs of issuing Convertible Senior Notes - see Note 6(l)	(788)
Pro forma adjustment additional paid-in capital	$166,232

As of June 30, 2014
Elimination of retained earnings in Samco	$(227,106)
Transaction cost	(2,850)
Pro forma adjustment retained earnings (deficit)	$(229,956)

The pro forma adjustment of other reserves is $7,959.